Brent B. Siler (703) 456-8058 bsiler@cooley.com	Via FAX

January 23, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are supplementing our correspondence of yesterday, which included change pages that the Company proposes to include in an amendment No. 8 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”).

Further to our response to comment 8 regarding the denominators for pro forma basic and diluted net (loss) income per common share, we are attaching corrected pages 10, 45, F-4 and F-17. These pages reflect the correct numbers for the shares used in calculating the denominators in the column for the nine months ended September 30, 2012, which were incorrect in the pages we sent to you yesterday. These pages are marked to show the changes on these pages from Amendment No. 7 to the Registration Statement.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

January 23, 2013

Page Two

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning the Registration Statement or the proposed Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$34,713	$39,368	$45,807	$33,328	$41,241
Cost of revenues	7,792	8,139	8,529	6,367	7,622

Gross profit	26,921	31,229	37,278	26,961	33,619
Operating expenses:
Research and development	6,156	7,276	7,808	5,698	7,418
Sales and marketing	12,990	15,246	21,305	15,453	16,746
General and administrative	7,020	7,331	8,550	6,248	7,764
Gain on extinguishment of other long-term liabilities	—	(2,700)	—	—	—

Total operating expenses	26,166	27,153	37,663	27,399	31,928

Income (loss) from operations	755	4,076	(385)	(438)	1,691
Total other (expense) income	(495)	220	(163)	(130)	(634)

Income (loss) before taxes	260	4,296	(548)	(568)	1,057
Income tax expense (benefit)	2	(16)	—	—	—

Net income (loss)	258	4,312	(548)	(568)	1,057
Accrual of dividends on redeemable convertible preferred stock	(1,040)	(1,040)	(613)	(612)	—
Undistributed earnings allocated to preferred stockholders	—	(2,655)	—	—	(850)

Net (loss) income attributable to common stockholders – basic	(782)	617	(1,161)	(1,180)	207
Undistributed earnings re-allocated to common stockholders	—	303	—	—	109

Net (loss) income attributable to common stockholders – diluted	$(782)	$920	$(1,161)	$(1,180)	$316

Net (loss) income attributable to common stockholders per share – basic	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income attributable to common stockholders per share – diluted	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Weighted average shares of common stock outstanding used in computing net (loss) income per share – basic	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Weighted average shares income of common stock outstanding used in computing net (loss) income per share – diluted	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Pro forma net (loss) income per share of common stock – basic			$(0.09)		$0.07

Pro forma net (loss) income per share of common stock – diluted			$(0.09)		$0.06

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – basic			9,031,264		8,986,474

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – diluted			9,031,264		10,266,555

10

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$24,758	$28,954	$34,713	$39,368	$45,807	$33,328	$41,241
Cost of revenues	6,720	7,354	7,792	8,139	8,529	6,367	7,622

Gross profit	18,038	21,600	26,921	31,229	37,278	26,961	33,619
Operating expenses:
Research and development	9,293	7,245	6,156	7,276	7,808	5,698	7,418
Sales and marketing	10,010	12,137	12,990	15,246	21,305	15,453	16,746
General and administrative	5,593	5,964	7,020	7,331	8,550	6,248	7,764
Gain on extinguishment of other long-term liabilities	—	—	—	(2,700)	—	—	—

Total operating expenses	24,896	25,346	26,166	27,153	37,663	27,399	31,928

(Loss) income from operations	(6,858)	(3,746)	755	4,076	(385)	(438)	1,691
Total other income (expense)	1,366	112	(495)	220	(163)	(130)	(634)

(Loss) income before taxes	(5,492)	(3,634)	260	4,296	(548)	(568)	1,057
Income tax expense (benefit)	—	—	2	(16)	—	—	—

Net (loss) income	(5,492)	(3,634)	258	4,312	(548)	(568)	1,057
Accrual of dividends on redeemable convertible preferred stock	(1,040)	(1,040)	(1,040)	(1,040)	(613)	(612)	—
Undistributed earnings allocated to preferred stockholders	—	—	—	(2,655)	—	—	(850)

Net (loss) income attributable to common stockholders – basic	(6,532)	(4,674)	(782)	617	(1,161)	(1,180)	207
Undistributed earnings re-allocated to common stockholders	—	—	—	303	—	—	109

Net (loss) income attributable to common stockholders – diluted	$(6,532)	$(4,674)	$(782)	$920	$(1,161)	$(1,180)	$316

Net (loss) income attributable to common stockholders per share – basic	$(4.10)	$(2.93)	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income attributable to common stockholders per share – diluted	$(4.10)	$(2.93)	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Weighted average shares of common stock outstanding used in computing net (loss) income per share – basic	1,594,640	1,594,048	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Weighted average shares of common stock outstanding used in computing net (loss) income per share – diluted	1,594,640	1,594,048	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Pro forma net (loss) income per share of common stock – basic					$(0.09)		$0.07

Pro forma net (loss) income per share of common stock – diluted					$(0.09)		$0.06

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – basic					9,031,264		8,986,474

Weighted average shares of common stock outstanding used in computing pro forma net (loss) income per share – diluted					9,031,264		10,266,555

45

LipoScience, Inc.

Statements of Operations

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Revenues	$34,712,531	$39,368,192	$45,807,070	$33,327,511	$41,240,658
Cost of revenues	7,791,508	8,139,046	8,529,017	6,366,765	7,621,305

Gross profit	26,921,023	31,229,146	37,278,053	26,960,746	33,619,353
Operating expenses:
Research and development	6,156,259	7,276,167	7,808,468	5,697,608	7,418,470
Sales and marketing	12,989,694	15,246,307	21,305,239	15,452,889	16,746,456
General and administrative	7,019,982	7,331,075	8,549,823	6,248,134	7,762,954
Gain on extinguishment of other long-term liabilities (Note 9)	—	(2,700,000)	—	—	—

Total operating expenses	26,165,935	27,153,549	37,663,530	27,398,631	31,927,880

Income (loss) from operations	755,088	4,075,597	(385,477)	(437,885)	1,691,473
Other (expense) income:
Interest income	34,175	16,778	13,341	11,453	8,925
Interest expense	(269,404)	(154,582)	(349,607)	(238,441)	(370,544)
Loss on disposal of fixed assets	—	—	—	—	(29,717)
Loss on extinguishment of long-term debt	—	—	(59,403)	(59,403)	—
Other (expense) income	(260,216)	358,097	233,146	156,383	(243,025)

Total other (expense) income	(495,445)	220,293	(162,523)	(130,008)	(634,361)

Income (loss) before taxes	259,643	4,295,890	(548,000)	(567,893)	1,057,112
Income tax expense (benefit)	1,800	(16,131)	—	—	—

Net income (loss)	257,843	4,312,021	(548,000)	(567,893)	1,057,112
Accrual of dividends on redeemable convertible preferred stock	(1,040,000)	(1,040,000)	(612,602)	(612,602)	—
Undistributed earnings allocated to participating preferred stockholders	—	(2,655,089)	—	—	(849,752)

Net (loss) income attributable to common stockholders—basic	(782,157)	616,932	(1,160,602)	(1,180,495)	207,360
Undistributed earnings re-allocated to common stockholders	—	303,162	—	—	109,094

Net (loss) income attributable to common stockholders—diluted	$(782,157)	$920,094	$(1,160,602)	$(1,180,495)	$316,454

Net (loss) income per share attributable to common stockholders—basic	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income per share attributable to common stockholders—diluted	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Weighted average shares used to compute basic net (loss) income per share attributable to common stockholders	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Weighted average shares used to compute diluted net (loss) income per share attributable to common stockholders	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Pro forma net (loss) income per share:

Pro forma net (loss) income per share of common stock—basic			$(0.09)		$0.07

Pro forma net (loss) income per share of common stock— diluted			$(0.09)		$0.06

Weighted-average shares of common stock outstanding used in computing pro forma net (loss) income per share—basic			9,031,264		8,986,474

Weighted-average shares of common stock outstanding used in computing pro forma net (loss) income per share—diluted			9,031,264		10,266,555

See accompanying notes to financial statements.

F-4

LipoScience, Inc.

Notes to Financial Statements (continued)

A reconciliation of the numerator and denominator used in the computation of basic and diluted net (loss) income per share allocable to common stockholders follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Historical net (loss) income per share:

Numerator:
Net income (loss)	$257,843	$4,312,021	$(548,000)	$(567,893)	$1,057,112
Less: Accrual of dividends on Series F redeemable convertible preferred stock	(1,040,000)	(1,040,000)	(612,602)	(612,602)	—
Less: Undistributed earnings allocated to participating preferred shares	—	(2,655,089)	—	—	(849,752)

Net (loss) income attributable to common stockholders – basic	(782,157)	616,932	(1,160,602)	(1,180,495)	207,360
Add: Undistributed earnings re-allocated to common stockholders	—	303,162	—	—	109,094

Net (loss) income attributable to common stockholders – diluted	$(782,157)	$920,094	$(1,160,602)	$(1,180,495)	$316,454

Denominator:
Weighted average common shares outstanding – basic	1,596,920	1,611,843	1,674,018	1,666,820	1,704,736

Dilutive effect of common stock equivalent shares resulting from common stock options and warrants	—	1,101,927	—	—	1,280,081

Weighted average common shares outstanding – diluted	1,596,920	2,713,770	1,674,018	1,666,820	2,984,817

Net (loss) income per common share:
Net (loss) income per share attributable to common stockholders – basic	$(0.49)	$0.38	$(0.69)	$(0.71)	$0.12

Net (loss) income per share attributable to common stockholders – diluted	$(0.49)	$0.34	$(0.69)	$(0.71)	$0.11

Pro forma net (loss) income per share (unaudited):

Numerator
Net (loss) income attributable to common shareholders – basic			$(1,160,602)		$207,360
Pro forma adjustments:
Accrual of dividends on redeemable preferred stock			612,602		—
Undistributed earnings allocated to participating preferred stockholders			—		849,752
Mark-to-market adjustment to preferred stock warrant liability			(251,642)		(461,585)

Net (loss) income used to compute pro forma net (loss) income per share			$(799,642)		$595,527

Denominator
Weighted average shares of common stock outstanding used in computing net (loss) income per share of common stock, basic			1,674,018		1,704,736
Pro forma adjustments to reflect assumed weighted-average effect of conversion of all outstanding preferred stock			6,985,817		6,985,817
Pro forma adjustments to reflect assumed common shares sold in the offering to give effect to the payment of dividends on redeemable preferred stock			371,429		295,921

Denominator for pro forma basic net (loss) income per common share			9,031,264		8,986,474

Pro forma net (loss) income per common share – basic			$(0.09)		$0.07

Weighted average shares of common stock outstanding used in computing proforma net (loss) income per common share – basic			9,031,264		8,986,474
Pro forma adjustments to reflect assumed conversion of common stock options and warrants under the treasury method			—		1,280,081

Denominator for pro forma diluted net (loss) income per common share			9,031,264		10,266,555

Pro forma net (loss) income per common share – diluted			$(0.09)		$0.06

F-17